UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 14, 2025

AMPLIFY ENERGY CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35512	82-1326219
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Dallas Street, Suite 1700 Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 490-8900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AMPY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On January 14, 2025, Amplify Energy Corp., a Delaware corporation (the “Company” or “Amplify”), Amplify DJ Operating LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“First Merger Sub”), Amplify PRB Operating LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Amplify (“Second Merger Sub,” and together with First Merger Sub, the “Merger Subs”), North Peak Oil & Gas, LLC, a Delaware limited liability company (“NPOG”), Century Oil and Gas Sub-Holdings, LLC, a Delaware limited liability company (“COG” and, together with NPOG, each, an “Acquired Company” and, collectively, the “Acquired Companies”), and, solely for the limited purposes set forth in the Merger Agreement (as defined below), Juniper Capital Advisors, L.P., a Delaware limited partnership (“Juniper”), and the Specified Company Entities set forth on Annex A thereto, entered into an Agreement and Plan of Merger (the “Merger Agreement” and, the transactions contemplated thereby, the “Transaction”), pursuant to which, at the Effective Time, (a) NPOG will merge with and into First Merger Sub, with NPOG surviving the merger as an indirect, wholly owned subsidiary of Amplify and (b) COG will merge with and into Second Merger Sub, with COG surviving the merger as an indirect, wholly owned subsidiary of Amplify, in each case, subject to the terms and conditions of the Merger Agreement (clauses (a) and (b), together, the “Mergers”). All capitalized terms used but not defined herein shall have the meaning given them in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, all of the issued and outstanding limited liability company interests of each of the Acquired Companies will automatically be converted into the right to receive, in the aggregate, 26,729,315 validly issued, fully paid and nonassessable shares (the “Aggregate Merger Consideration”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

The Company’s board of directors (the “Board”) has unanimously (a) determined that the Merger Agreement and the Transaction, including the Mergers and the issuance of Common Stock pursuant thereto (the “Amplify Stock Issuance”), are advisable, fair to, and in the best interests of the Company and its stockholders, (b) approved and adopted the Merger Agreement and the Transaction, including the Mergers and the Amplify Stock Issuance, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Transaction, including the Mergers and the Amplify Stock Issuance, upon the terms and subject to the conditions contained therein, (d) directed that the Amplify Stock Issuance be submitted to the holders of Common Stock at a special meeting of the Company’s stockholders (the “Stockholders Meeting”) for approval, and (e) resolved to recommend that the holders of Common Stock approve the Amplify Stock Issuance, subject to the terms and conditions of the Merger Agreement.

Following the Closing, the Company's existing stockholders and the Acquired Companies' existing equityholders are expected to own approximately 61% and 39%, respectively, of the combined company's outstanding equity.

Governance

Upon the closing of the Mergers (the “Closing”), the Board will consist of the following seven members: Martyn Willsher (the Company’s chief executive officer), Christopher W. Hamm, Deborah G. Adams, James E. Craddock, Vidisha Prasad, Edward Geiser and Josh Schmidt. Further, Josh Schmidt will be appointed as Chairman of the compensation committee of the Board, and Edward Geiser will be appointed as a member of the nominating and governance committee of the Board.

Conditions to the Mergers

The Closing is subject to various customary closing conditions, including, among other things, (a) the receipt of approval of the Amplify Stock Issuance by the affirmative vote of at least a majority of the votes cast in person or represented by proxy at the Stockholders Meeting by the holders of Common Stock entitled to vote thereon (the “Amplify Stockholder Approval”), (b) the receipt of certain specified consents, and (c) the approval for listing by the New York Stock Exchange for the shares of Common Stock to be issued in connection with the Mergers.

Termination Rights

The Merger Agreement provides each of Amplify and the Acquired Companies with certain termination rights including, among other things, termination: (a) by the Acquired Companies or Amplify if Amplify fails to obtain the Amplify Stockholder Approval; (b) by Amplify or the Acquired Companies, if Amplify or either of the Acquired Companies breaches or fails to perform any of its or their respective representations, warranties or covenants in the Merger Agreement and such breach cannot be or is not timely cured in accordance with the terms of the Merger Agreement and such breach or failure to perform would cause the applicable closing condition not to be satisfied; (c) by the Acquired Companies, in the event the Board effects a Parent Change in Recommendation prior to the Amplify Stockholder Approval being obtained or if Amplify is in violation of the covenant to not solicit alternative business combination proposals from third parties in any material respect; or (d) by Amplify, if the Acquired Companies are in violation of the covenant to not solicit alternative business combination proposals from third parties in any material respect.

In the event that a Parent Alternative Proposal is publicly submitted or proposed to the Board prior to, and not withdrawn at the time of the Stockholders Meeting, the Merger Agreement is terminated by the Acquired Companies in accordance with clause (b) above or by either Amplify or the Acquired Companies in accordance with clause (a) above or as a result of the failure to close the Mergers on or before July 14, 2025 (the “Outside Date”), and Amplify enters into a definitive agreement with respect to, or consummates, a Parent Alternative Proposal within 12 months following termination of the Merger Agreement, Amplify will be required to pay the Acquired Companies a termination fee of $8,500,000 (the “Amplify Termination Fee”). Amplify will also be required to pay the Acquired Companies the Amplify Termination Fee in the event the Merger Agreement is terminated by the Acquired Companies in accordance with clause (c) above. In the event that Amplify terminates the Merger Agreement in accordance with clause (d) above, the Acquired Companies will be required to (or will cause the Specified Company Entities to) pay Amplify a termination fee of $5,500,000 (the “Acquired Companies’ Termination Fee” and, together with the Amplify Termination Fee, the “Termination Fees”). If the Merger Agreement is terminated by any party in accordance with clause (a) or by the Acquired Companies in accordance with clause (b) above and the Amplify Termination Fee is not otherwise payable in accordance with the terms and conditions of the Merger Agreement, then Amplify will be required to reimburse the Acquired Companies’ incurred expenses, up to a maximum aggregate amount of $800,000. If the Merger Agreement is terminated by Amplify in accordance with clause (b) above and the Acquired Companies’ Termination Fee is not otherwise payable in accordance with the terms and conditions of the Merger Agreement, then the Acquired Companies will be required to (or will cause the Specified Company Entities to) reimburse Amplify’s incurred expenses, up to a maximum aggregate amount of $1,250,000. In addition to the foregoing termination rights, the Merger Agreement may be terminated by either Amplify or the Acquired Companies if the Mergers have not been consummated on or prior to the Outside Date or if a governmental entity issues a final, non-appealable order or decree permanently restraining, enjoining or prohibiting the Transaction. The parties may also mutually agree to terminate the Merger Agreement.

If the Board effects a Parent Change in Recommendation prior to the Stockholders Meeting, Amplify will, unless the Acquired Companies terminate the Merger Agreement, be required to submit the approval of the Amplify Stock Issuance to a vote of Amplify stockholders at the Stockholders Meeting notwithstanding the Parent Change in Recommendation. Neither Amplify nor the Acquired Companies are able to terminate the Merger Agreement in order to accept an alternative business combination proposal.

No Solicitation

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Amplify and the Acquired Companies will be subject to certain restrictions on their ability to solicit or respond to alternative business combination proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative business combination proposals, subject to customary exceptions.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Merger Agreement also contains customary pre-closing covenants, including the obligations of Amplify and the Acquired Companies to conduct their respective businesses in the ordinary course, consistent with past practice, and to refrain from taking certain specified actions without the consent of the other party. The foregoing description of the Transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated into this report by reference in its entirety.

The Merger Agreement contains representations and warranties that Amplify and the Merger Subs, on the one hand, and the Acquired Companies, on the other hand, have made to one another as of specific dates. The representations and warranties contained in the Merger Agreement are qualified and subject to important limitations that were negotiated and agreed to by the parties to the Merger Agreement. Such representations and warranties were made solely for the benefit of another party or parties to the Merger Agreement and may have been negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than as statements of fact. In addition, the representations and warranties contained in the Merger Agreement are qualified by information exchanged by the parties to the Merger Agreement in confidential disclosure schedules. Accordingly, the foregoing description of the material provisions of the Merger Agreement or the representations and warranties contained in the Merger Agreement should not be relied on as statements of fact regarding the parties to the Merger Agreement. The Merger Agreement should not be read alone, but should instead be read in conjunction with other information regarding Amplify or the Acquired Companies that is or will be contained in, or incorporated by reference into, the proxy statement of Amplify, as well as Amplify’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other documents that Amplify files or furnishes with the SEC.

Stockholders Agreement

In accordance with the terms of the Merger Agreement, at Closing, Amplify will enter into a Stockholders Agreement (the “Stockholders Agreement”) with North Peak Oil & Gas Holdings, LLC and Century Oil and Gas Holdings, LLC (collectively, the “Stockholder”).

Board Nomination Rights

The Stockholders Agreement will provide the Stockholder the right (but not obligation) to designate a number of nominees (each such person, and any other person designated for nomination by the Stockholder pursuant to the Stockholders Agreement, a “Stockholder Nominee”) to the Board such that:

•	From and after the date on which the Closing takes place (the “Closing Date”), until the first date on which the Stockholder has a Securities Ownership Percentage (as defined in the Stockholders Agreement) of less than 30.0%, the Stockholder may designate for nomination to the Board two Stockholder Nominees;

•	If at any time the Stockholder has a Securities Ownership Percentage of less than 30.0% but greater than or equal to 15.0% (the “Stockholder Nomination Threshold”), the Stockholder may designate for nomination to the Board one Stockholder Nominee; and

•	If at any time the Stockholder has a Securities Ownership Percentage equal to less than the Stockholder Nomination Threshold, (a) the Stockholder will no longer have the right to designate a Stockholder Nominee to the Board and (b) the Company will no longer be obligated to nominate a Stockholder Nominee to the Board pursuant to the Stockholders Agreement.

Such Stockholder Nominee must, in the good faith determination of the Board or the Board’s governance committee, (a) be suitable to serve on the Board in accordance with customary standards of suitability for directors of NYSE-listed companies, (b) not be prohibited from serving as a director pursuant to any rule or regulation of the Securities and Exchange Commission (the “SEC”) or any national securities exchange on which the Common Stock is listed or admitted to trading and (c) not be subject to any order, decree or judgment of any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or self-regulatory body (including any domestic or foreign securities exchange) prohibiting service as a director of any public company.

Lock-Up and Transfer Restrictions

The Stockholders Agreement will also provide that the Stockholder will be bound by certain “lock-up” provisions pursuant to the terms and conditions of the Stockholders Agreement, pursuant to which the Stockholder will be restricted from transferring any shares of Common Stock for a period of one year following the Closing Date, subject to customary exceptions. Further, the Stockholders Agreement will provide that, until the date that the Stockholder owns less than 10.0% of Amplify’s issued and outstanding Common Stock (the “Trigger Date”), the Stockholder will be restricted from transferring any shares of Common Stock to (a) a Competitor (as defined in the Stockholders Agreement) or (b) in a block trade that would result in a single person holding greater than 10.0% of Amplify’s issued and outstanding Common Stock.

Standstill

The Stockholders Agreement will contain certain standstill provisions which, among other things, will prohibit the Holder (as defined in the Stockholders Agreement) party thereto and certain of its affiliates (such affiliates, the “Restricted Parties”) from (a) acquiring additional shares of Common Stock, subject to customary exceptions; (b) soliciting proxies or influencing any voting of Common Stock or Amplify’s other capital stock; (c) directly or indirectly proposing transactions that would be reasonably likely to result in a change of control of Amplify; (d) calling or seeking to call a meeting of stockholders of the Company or initiating a stockholder proposal or seeking additional representation on the Board, or otherwise seeking to control the management of Amplify and its controlled affiliates, including through the removal of directors; (e) forming, joining or knowingly encouraging or engaging in discussions regarding the formation of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with non-affiliates with respect to the Amplify’s securities; and (f) publicly disclosing any intention, plan, or arrangement inconsistent with any of the foregoing. The standstill provisions will commence at the Closing Date and continue until the Trigger Date, unless an exemption or waiver is otherwise approved in advance in writing by Amplify.

Registration Rights

The Stockholders Agreement will contain registration rights which, among other things and subject to certain restrictions, the Company will agree, on the terms set forth therein, to file with the SEC a registration statement registering for resale the Aggregate Merger Consideration and to conduct certain underwritten offerings upon the request of holders of Registrable Securities (as defined in the Stockholders Agreement). The Stockholders Agreement will also provide holders of Registrable Securities with certain customary piggyback registration rights.

The Stockholders Agreement will become effective at Closing and will terminate in accordance with its terms. The foregoing summary of the Stockholders Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the substantially final form Stockholders Agreement, which is attached to the Merger Agreement and incorporated herein by reference.

Monitoring and Oversight Agreement

In connection with the Transaction, the Company entered into a monitoring and oversight agreement, dated as of January 14, 2025 (the “M&O Agreement”), with Juniper, which agreement will become effective upon Closing. Under the M&O Agreement, the Company agreed to pay Juniper $175,000 annually for each Stockholder Nominee then serving on the Board in exchange for Juniper's assistance from time to time with respect to certain financial and strategic matters related to the business and affairs of the Company. The M&O Agreement will terminate upon the earlier of (a) the termination of the Stockholder's right to designate any Stockholder Nominee for nomination or appointment to the Board pursuant to the Stockholder Agreement and (b) the date on which the Company and Juniper agree in writing to terminate the M&O Agreement.

The foregoing description of the M&O Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the M&O Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated into this report by reference in its entirety.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in response to this Item 3.02. The Amplify Stock Issuance will be completed in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(a)(2) thereof as a transaction by an issuer not involving any public offering. The Company will rely on this exemption from registration based in part on representations made by the Acquired Companies.

Item 5.02 Departure of Directors or Certain Officers: Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Merger Agreement provides that, immediately upon the Effective Time, the Company will cause each of Patrice Douglas and Todd R. Snyder to deliver letters of resignation effectuating her and his respective resignation as a member of the Board to be effective as of the Effective Time. Each such director’s anticipated resignation from the Board is not due to any disagreement with the Company relating to the operations, practices or policies of the Company.

Item 7.01. Regulation FD Disclosure.

On January 15, 2025, Amplify issued a press release (the “Press Release”) announcing the execution of the Merger Agreement and the entry into the foregoing transactions. A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

On January 15, 2025, Amplify provided supplemental information regarding the Mergers in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 and the attached Exhibit 99.1 and Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K, including the exhibits hereto, include “forward-looking statements.” All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Terminology such as “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements about the Company’s expectations of plans, goals, strategies (including measures to implement strategies), objectives and anticipated results with respect thereto. These statements address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as projections of results of operations, plans for growth, goals, future capital expenditures, competitive strengths, references to future intentions and other such references. These forward-looking statements involve risks and uncertainties and other factors that could cause the Company’s actual results or financial condition to differ materially from those expressed or implied by forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Current Report on Form 8-K specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of the Company and its affiliates, including whether the conditions to the Mergers can be satisfied, whether the Mergers will be completed, as expected or at all, and the timing of Closing. Please read the Company’s filings with the SEC, including “Risk Factors” in the Company’s Annual Report on Form 10-K, and if applicable, the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are available on the Company’s Investor Relations website at https://www.amplifyenergy.com/investor- relations/default.aspx or on the SEC’s website at http://www.sec.gov, for a discussion of risks and uncertainties that could cause actual results to differ from those in such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. All forward-looking statements in this Current Report on Form 8-K are qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

No Offer or Solicitation

This communication relates to a proposed business combination transaction between the Company and the Acquired Companies. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the business combination transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Amplify will file a proxy statement with the SEC. The definitive proxy statement will be sent to the stockholders of Amplify. Amplify may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMPLIFY ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other relevant documents filed by Amplify with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by (1) directing your written request to: 500 Dallas Street, Suite 1700, Houston, Texas or (2) contacting our Investor Relations department by telephone at (832) 219-9044 or (832) 219-9051. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at http://www. amplifyenergy.com.

Participants in the Solicitation

Amplify and certain of its respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Amplify in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement described above when it is filed with the SEC. Additional information regarding Amplify’s directors and executive officers is also included in Amplify’s Notice of Annual Meeting of Stockholders and 2024 Proxy Statement, which was filed with the SEC on April 5, 2024. These documents are available free of charge as described above.

Item 9.01. Financial Statements and Exhibits.

(d)            Exhibits.

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated January 14, 2025, by and among Amplify Energy Corp., Amplify DJ Operating LLC, Alpha PRB Operating LLC, North Peak Oil & Gas, LLC, Century Oil and Gas Sub-Holdings, LLC, Juniper Capital Advisors, L.P. and the Specified Company Entities set forth on Annex A
10.1	Monitoring and Oversight Agreement, dated January 14, 2025, by and between Amplify Energy Corp. and Juniper Capital Advisors, L.P.
99.1	Press Release dated January 15, 2025
99.2	Investor Presentation, dated January 15, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* All schedules and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 15, 2025	AMPLIFY ENERGY CORP.

	By:	/s/ Martyn Willsher
		Name:	Martyn Willsher
		Title:	President and Chief Executive Officer